SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                              FLANDERS CORPORATION
                                (Name of Issuer)



                          Common Stock, $.001 par value
                         (Title of Class of Securities)



                                   338494 10 7
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however see the Notes.)


                      (Continued on the following pages(s))


Armstrd\SLC\38466.1
                                        1

                                  SCHEDULE 13G



CUSIP No. 338494 10 7                                          Page 2 of 5 Pages
                                                                   ---   --
---------------------                                          -----------------



  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Robert R. Amerson: ###-##-####
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) o
                                                                        (b) o
  3  SEC. USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
                         5  SOLE VOTING POWER
          NUMBER OF         8,160,759*
           SHARES        6  SHARED VOTING POWER
         BENEFICIALLY       0
          OWNED BY       7  SOLE DISPOSITIVE POWER
         REPORTING          8,160,759*
        PERSON WITH      8  SHARED DISPOSITIVE POWER
                            0

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,160,759*
  10    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            o
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          39.42 %, based on 15,951,548  shares outstanding on  12/31/96
  12    TYPE OF REPORTING PERSON

        IN


*Includes options to purchase 6,471,021 shares of common stock which are exercisable within 60 days

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Armstrd\SLC\38466.1
                                        2

Item 1(a)         Name of Issuer:

                  FLANDERS CORPORATION


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  531 Flanders Filters Road
                  Washington, North Carolina 27889


Item 2(a)         Name of Person Filing:

                  Robert R. Amerson

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  531 Flanders Filters Road
                  Washington, North Carolina 27889

Item 2(c)         Citizenship:

                  United States


Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value


Item 2(e)         CUSIP Number:

                  338494 10 7

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)      o        Broker of Dealer registered under Section 15
                                    of the Act
                  (b)      o        Bank  as  defined  in Section 3(a)(6) of the
                                    Act
                  (c)      o        Insurance Company as defined in Section 3(a)
                                    (19) of the Act
                  (d)      o        Investment Company registered  under Section
                                    8 of the Investment Company Act
                  (e)      o        Investment Adviser registered  under Section
                                    203 of the Investment Advisers Act of 1940
                  (f)      o        Employee Benefit Plan, Pension Fund which is
                                    subject to the provisions of the Employee
                                    Retirement  Income  Security  Act of 1974 or
                                    Endowment Fund; see ss.  240.13d-1(b)(1)(ii)
                                    (F)
                  (g)      o        Parent  Holding  Company, in accordance with
                                    ss. 240.13d-1(b)(1)(ii)(G)(NOTE: See Item 7)
                  (h)      o        Group,  in  accordance with ss. 240.13d-1(b)
                                    (1)(ii)(H)

                  Not Applicable


Armstrd\SLC\38466.1
                                        3

Item 4.           Ownership.

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned:

                  8,160,759 (includes options to purchase 6,471,021 shares of common stock which are exercisable in 60 days)

         (b)      Percent of Class:

                  39.42%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote

                           8,160,759

                  (ii)     shared power to vote or to direct the vote

                           0

                  (iii)    sole power to dispose or to direct the disposition of

                           8,160,759

                  (iv) shared power to dispose or to direct the disposition of

                           0

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

                  Not applicable.


Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                  Not applicable.

Armstrd\SLC\38466.1
                                        4

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.

Item 10.          Certification

                  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                       Date



                                                       ROBERT R. AMERSON


Armstrd\SLC\38466.1
                                        5